SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (RULE 13D-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
  TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                             (AMENDMENT NO. 2)*


                      CONVERGENCE COMMUNICATIONS, INC.
                              (Name of Issuer)


                  Common Stock, par value $0.001 per share
                       (Title of Class of Securities)


                                    None
                               (CUSIP Number)


                          Michael E. Cahill, Esq.
                    Managing Director & General Counsel
                            The TCW Group, Inc.
                    865 South Figueroa Street, Ste. 1800
                       Los Angeles, California 90017
                               (213) 244-0000
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                             November 16, 1999
          (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ( )

 NOTE: schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



 This Amendment No. 2 is filed on behalf of

      (1)  The TCW Group, Inc., a Nevada corporation ("TCWG");

      (2)  Robert A. Day, an individual;

      (3) TCW Investment Management Company, a California corporation and wholly-owned subsidiary of TCWG ("TIMCO");

      (4) TCW Advisors, Inc., a New York corporation and wholly-owned subsidiary of TIMCO ("TCW Advisors");

      (5) TCW Private Equity Holdings Corp., a New York corporation and wholly owned subsidiary of TCW Advisors ("TCW PEH");

      (6) Baeza & Co., L.L.C., a Delaware limited liability company wholly owned by Mario L. Baeza ("Baeza & Co.");

      (7)  Mario L. Baeza, an individual;

      (8) TCW/Latin America Partners, L.L.C., a Delaware limited liability company, the two members of which are TCW PEH and Baeza & Co. ("TCW/LAP");

      (9) TCW/Latin America Management Partners, L.L.C., a Delaware limited liability company, the managing member of which is TCW/LAP ("TCW/LAMP");

      (10) TCW/Latin America Private Equity Partners, L.P., a Delaware limited partnership of which TCW/LAMP is the general partner, acting through TCW/LAP ("TCW/LAPEP");

      (11) TCW/CCI Holding LLC, a Delaware limited liability company, wholly owned by TCW/LAPEP ("TCW/CCI").

 TCWG, Robert Day, TIMCO, TCW Advisors and TCW PEH are referred to herein as the "TCW Related Entities". The TCW Related Entities and Baeza & Co., TCW/LAP, TCW/LAMP, TCW/LAPEP and TCW/CCI are hereinafter collectively referred to as the "Reporting Persons". The Amendment No. 2 filed on behalf of the Reporting Persons amends the Statement on Schedule 13D, dated October 28, 1999 (the "Schedule 13D") with respect to the Common Stock, par value $0.001 per share (the "Common Stock") of Convergence Communications, Inc., a Nevada corporation (the "Issuer"). Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

 ITEM 5.   INTEREST AND SECURITIES OF THE ISSUER

 Item 5(a) is hereby amended to replace the third and fourth paragraphs of Amendment No. 1 hereto with the following:

 Pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), to the extent a "group" is deemed to exist by virtue of the Stockholders Agreement, each of the Reporting Persons would be deemed to have beneficial ownership, for purposes of Sections 13(g) and 13(d) of the Exchange Act, of all of the equity securities of the Issuer beneficially owned by the other parties to the Stockholders Agreement. Accordingly, the Reporting Persons would be deemed to beneficially own an aggregate of 23,986,608 shares of Common Stock, or approximately 91.7% of the outstanding shares of Common Stock (assuming the conversion of all the outstanding Series C Preferred Stock held by the parties to the Shareholders Agreement to Common Stock).

 The filing of this Statement and any amendment hereto shall not be construed as an admission, for the purposes of Sections 13(g) and 13(d) and Regulation 13D-G of the Exchange Act nor for any other purpose or under any other provision of the Exchange Act or the rules promulgated thereunder, that any of the Reporting Persons is the beneficial owner of any securities owned by any other party to the Stockholders Agreement.

 After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

 Dated as of this 9th day of December, 1999.

 THE TCW GROUP, INC.


 By:  /s/ Susan Marsch
      ---------------------------
      Name:   Susan Marsch
      Title:  Authorized Signatory


 TCW INVESTMENT MANAGEMENT CO.


 By:  /s/ Susan Marsch
      -------------------------------
      Name:   Susan Marsch
      Title:  Authorized Signatory


 TCW ADVISORS, INC.


 By:  /s/ Susan Marsch
      --------------------------------
      Name:   Susan Marsch
      Title:  Authorized Signatory


 ROBERT A. DAY


 By:  /s/ Susan Marsch
      ----------------------------------
      Name:   Susan Marsch
      Title:  Under Power of Attorney dated March 31, 1999, on file with
              Schedule 13G for Hibbett Sporting Goods, Inc., dated April 9,
              1999


 TCW PRIVATE EQUITY HOLDINGS CORP.


 By:  /s/ Susan Marsch
      ----------------------------------
      Name:   Susan Marsch
      Title:  Authorized Signatory


 BAEZA & CO. L.L.C.


 By:  /s/ Mario L. Baeza
      -----------------------------------
      Name:    Mario L. Baeza
      Title:   Authorized Signatory


 MARIO L. BAEZA


 /s/ Mario L. Baeza
 ----------------------------------
     Mario L. Baeza


 TCW/LATIN AMERICA PARTNERS, L.L.C.


 By:  TCW PRIVATE EQUITY HOLDINGS CORP.


       By:  /s/ Susan Marsch
           ------------------------------
            Name:  Susan Marsch
            Title: Authorized Signatory


       By:  BAEZA & CO. L.L.C.

            By:  /s/ Mario L. Baeza
                ----------------------------
                Name:   Mario L. Baeza
                Title:  Authorized Signatory


 TCW/LATIN AMERICA MANAGEMENT PARTNERS, L.L.C.


 By:  TCW/LATIN AMERICA PARTNERS, L.L.C.


      By:  TCW PRIVATE EQUITY HOLDINGS CORP.


           By:  /s/ Susan Marsch
                -------------------------------
                Name:  Susan Marsch
                Title: Authorized Signatory


      By:  BAEZA & CO. L.L.C.


           By:  /s/ Mario L. Baeza
                --------------------------------
                Name:   Mario L. Baeza
                Title:  Authorized Signatory


 TCW/LATIN AMERICA PRIVATE EQUITY PARTNERS


 By:  TCW/LATIN AMERICA PARTNERS, L.L.C.


      By:  TCW PRIVATE EQUITY HOLDINGS CORP.


           By:  /s/ Susan Marsch
                -------------------------------
                Name:   Susan Marsch
                Title:  Authorized Signatory


      By:  BAEZA & CO. L.L.C.


           By:  /s/ Mario L. Baeza
                ---------------------------------
                Name:   Mario L. Baeza
                Title:  Authorized Signatory


 TCW/CCI HOLDING L.L.C.


 By:  /s/ Mario L. Baeza
      ---------------------------------
      Name:   Mario L. Baeza
      Title:  Authorized Signatory